(An exploration and development company)

CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

FOR THE THREE MONTHS ENDED MARCH 31, 2021

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars – Unaudited)
		At March 31	At December 31
	Note	2021	2020
Assets
Current assets:
Cash		$10,215	$15,361
Marketable securities	4	1,743	2,675
Amounts receivable		572	827
Prepaid expenses and deposits		989	785
		13,519	19,648
Non-current assets:
Restricted cash		165	165
Prepaid expenses and deposits		243	243
Property and equipment	6	1,494	1,222
Mineral property interests	5	160,341	160,772
		162,243	162,402
Total assets		$175,762	$182,050

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$2,354	$3,280
Flow-through share premium liability	7	6,421	7,644
Advances received for exploration		316	316
Lease liability	6	87	55
		9,178	11,295
Non-current liabilities:
Lease liability	6	436	193
Provision for site reclamation and closure	8	3,872	4,290
Total liabilities		$13,486	$15,778

Equity:
Share capital	10	$294,727	$294,710
Share option and warrant reserve	11	12,433	11,521
Deficit		(144,884)	(139,959)
Total equity		$162,276	$166,272
Total liabilities and equity		$175,762	$182,050

Subsequent events (note 16)

Approved on behalf of the Board of Directors:

“Michael Timmins”	“Steve Cook”
President & Chief Executive Officer	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts – Unaudited)
Three months ended March 31
	Note	2021	2020
Operating expenses:
Exploration and evaluation costs	9	$3,688	$379
Fees, salaries and other employee benefits	11	1,261	400
Insurance		133	81
Legal and professional fees		917	54
Marketing and investor relations		592	398
Office and administration		200	99
Regulatory and compliance costs		117	71
		6,908	1,482

Other (income) expenses:
Unrealized net loss on marketable securities	4	932	160
Amortization of flow-through share premium	7	(1,223)	(7)
Finance expense on bridge loan		-	124
Loss on bridge loan	15	-	159
Accretion of provision for site reclamation and closure	8	13	9
Interest expense on lease liability	6	26	-
Interest and other income		(20)	(32)
Foreign exchange loss (gain)		6	(6)
		(266)	407
Loss from continuing operations before taxes		6,642	1,889
Income tax recovery	2	(1,717)	(57)
Loss from continuing operations		4,925	1,832
Loss from discontinued operations	3	-	883
Loss for the period		$4,925	$2,715

Other comprehensive income, net of tax
Items that may be reclassified subsequently to profit or loss:
Unrealized currency gain on translation of foreign operations		-	(385)
Other comprehensive income for the period		-	(385)
Total comprehensive loss for the period		$4,925	$2,330

Loss per share from continuing operations:
Basic and diluted loss per share	14	$0.04	$0.03
Loss per share:
Basic and diluted loss per share	14	$0.04	$0.04

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Equity
(Expressed in thousands of Canadian dollars, except share amounts – Unaudited)
	Number of common shares(1)	Share capital	Share option and warrant reserve	Accumulated other comprehensive income	Deficit	Total
Balance at December 31, 2019	64,340,963	$129,413	$9,992	$22	$(102,604)	$36,823
Comprehensive loss for the period	-	-	-	385	(2,715)	(2,330)
Shares issued pursuant to offering, net of share issue costs	6,333,984	14,771	-	-	-	14,771
Share options exercised	50,672	156	(49)	-	-	107
Fair value of conversion feature, net of tax	-	-	154	-	-	154
Share-based compensation	-	-	320	-	-	320
Balance at March 31, 2020	70,725,619	$144,340	$10,417	$407	$(105,319)	$49,845

Balance at December 31, 2020	117,823,857	$294,710	$11,521	$-	$(139,959)	$166,272
Comprehensive loss for the period	-	-	-	-	(4,925)	(4,925)
Warrants exercised (note 10, 11)	10,793	17	(1)	-	-	16
Share-based compensation (note 11)	-	-	913	-	-	913
Balance at March 31, 2021	117,834,650	$294,727	$12,433	$-	$(144,884)	$162,276

(1) Share information restated retroactively to reflect the share consolidation on October 9, 2020 (note 2).

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited

Fury Gold Mines Limited
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars – Unaudited)
		Three months ended March 31
	Note	2021	2020
Operating activities:
Loss for the period from continuing operations		$(4,925)	$(1,832)
Adjusted for:
Interest and other income		(20)	(32)
Items not involving cash:
Unrealized net loss on marketable securities	4	932	160
Depreciation		90	62
Amortization of flow-through share premium	7	(1,223)	(7)
Finance expense on bridge loan	15	-	124
Loss on bridge loan	15	-	159
Accretion of provision for site reclamation and closure	8	13	9
Share-based compensation	11	913	219
Other		26	(54)
Changes in non-cash working capital	13	334	(529)
Cash used in operating activities, continuing operations		(3,860)	(1,721)
Cash used in operating activities, discontinued operations		-	(775)
Investing activities:
Interest received		20	32
Acquisition of Eastmain, net of cash acquired		(1,209)	-
Plant and equipment additions		(69)	-
Cash (used in) provided by investing activities, continuing operations		(1,258)	32
Cash used in investing activities, discontinued operations		-	(1)
Financing activities:
Proceeds from issuance of common shares,
net of cash share issuance costs		-	14,903
Transaction costs on loan amendment		-	(5)
Lease payments	6	(44)	-
Proceeds from share option and warrant exercises		16	107
Cash (used in) provided by financing activities, continuing operations		(28)	15,005
Effect of foreign exchange rate changes on cash		-	8
(Decrease) increase in cash		(5,146)	12,548
Cash, beginning of the period		15,361	660
Cash, end of the period		$10,215	$13,208

Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Fury Gold Mines Limited

Note 1: Nature of operations

Fury Gold Mines Limited (the “Company” or “Fury Gold”) is a Canadian-focused exploration and development company, positioned in three prolific gold mining regions. The Company’s principal business activity is the acquisition, exploration, and development of resource properties in Canada. At March 31, 2021, the Company had three principal projects: Eau Claire in Québec, Homestake Ridge in British Columbia, and Committee Bay in Nunavut. The Eau Claire project is viewed as the Company’s lead asset.

The Company was incorporated on June 9, 2008, under the Business Corporations Act (British Columbia) and is listed on the Toronto Stock Exchange and the NYSE-American, with its common shares trading under the symbol FURY. The registered office is 595 Burrard Street, Suite 2600, Vancouver, British Columbia (“BC”), V7X 1L3, and the mailing address is 34 King Street East, Suite 900, Toronto, Ontario (“ON”), M5C 2X8.

Acquisition of Eastmain and transfer of Peruvian exploration properties

On October 9, 2020, the Company acquired Eastmain Resources Inc. (“Eastmain”), including Eastmain’s principal asset, the 100%-owned Eau Claire gold project located in James Bay, Québec. Prior to October 9, 2020, the Company, formerly Auryn Resources Inc. (“Auryn”), also held secured rights to various mining concessions in southern Peru which included the Sombrero, Curibaya, and Huilacollo projects. These projects were transferred to two new companies, Tier One Silver Inc. and Sombrero Resources Inc. (collectively, the “Spincos”), as part of the arrangement agreement to acquire Eastmain (note 3).

Response to COVID-19

The situation in Canada regarding COVID-19 remains fluid and permitted activities are subject to change. The Company is continually monitoring the situation, along with provincial and government guidelines, and allowing work to be undertaken once it is confident that it is safe for its employees and stakeholders to do so. The Company continues to have full access to its properties in Canada and measures have been taken to enhance the safety of employees and contractors at all active sites, including COVID-19 screening of all on-site employees. At the Company’s Eau Claire project, the community vaccination program already underway in northern Québec was made available in February 2021 to any persons working in the area and, as of March 2021, all on-site employees have received their first dose of the two-dose Moderna COVID-19 vaccine. The Company’s corporate offices remain closed, and all employees continue to work remotely.

Note 2: Basis of presentation

Statement of compliance

These unaudited condensed interim consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company’s annual consolidated financial statements (the “consolidated financial statements”) prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) have been condensed or omitted herein. Accordingly, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2020.

These interim financial statements were approved and authorized for issuance by the Board of Directors of the Company on May 13, 2021.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Basis of preparation and consolidation

These interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control exists when the Company has power over an investee, exposure or rights to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the Company’s returns. The Company’s interim results are not necessarily indicative of its results for a full year.

The principal subsidiaries of the Company at March 31, 2021 were as follows:

Subsidiary	Place of incorporation	Functional currency	Beneficial interest
North Country Gold Corp. (“North Country”)	BC, Canada	CAD	100%
Homestake Resource Corporation (“Homestake”)	BC, Canada	CAD	100%
Eastmain Resources Inc. (“Eastmain”)	ON, Canada	CAD	100%
Eastmain Mines Inc. (“Eastmain Mines”) (1)	Canada	CAD	100%
Homestake Royalty Corporation (inactive)	BC, Canada	CAD	100%

(1) Company incorporated federally in Canada.

These interim financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value (note 15). All amounts are expressed in thousands of Canadian dollars unless otherwise noted. Reference to US$ are to United States dollars. All intercompany balances and transactions have been eliminated.

Share consolidation

On October 9, 2020, pursuant to the acquisition of Eastmain, the Company consolidated the 112,340,434 common shares outstanding as of that date to 75,900,000 common shares and the exercise price of share options issued prior to that date were adjusted downwards by $0.95 to reflect the fair value of the Peruvian projects allocated to the Spincos (note 3). As such, all share and per share data presented in these interim financial statements have been retroactively adjusted to reflect the share consolidation unless otherwise noted.

Critical accounting estimates, judgements, and policies

The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes may differ from these estimates.

In preparing the Company’s interim financial statements for the three months ended March 31, 2021, the Company applied the critical accounting judgements and estimates and accounting policies disclosed in notes 2 and 3, respectively, of its consolidated financial statements for the year ended December 31, 2020, except as noted below:

Credit on duties refundable for loss and refundable tax credits for resource investment

The Company is entitled to a refundable credit on duties of 16% for eligible losses under the Québec Mining Duties Act and a refundable resource investment tax credit of 31% under the Québec Income Tax Act. These credits are applicable to qualified exploration expenditures on properties located within the province of Québec. Application for these credits is subject to verification and, as such, they are recognized only when they are received or when a notice of assessment confirming the amount to be paid is issued. During the three months ended March 31, 2021, the Company received a refund of $1,717, consisting of $1,670 principal and $47 interest.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

New and amended standards not yet effective

Certain pronouncements have been issued by the IASB that are mandatory for accounting periods beginning after December 31, 2021. The Company has not early adopted any of these pronouncements, and they are not expected to have a significant impact in the foreseeable future on the Company's consolidated financial statements once adopted.

Segmented information

The Company’s operating segments are reviewed by the key decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Company operates in one reportable operating segment, being the acquisition, exploration, and development of mineral resource properties, and in one geographical location, Canada.

Prior to October 9, 2020, the Company also held secured rights to various mining concessions in southern Peru. These projects were transferred to the Spincos as part of the arrangement agreement to acquire Eastmain (note 3).

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 3: Acquisition of Eastmain and transfer of Peruvian properties

Acquisition of Eastmain

On October 9, 2020, the Company acquired Eastmain including its principal asset, the 100%-owned Eau Claire gold project located in James Bay, Québec, by issuing 34,100,000 shares of the Company to the Eastmain shareholders with a total fair value of $124,169. Acquisition costs of $3,029 and the expense of $3,450 arising from 1,570,754 share options and 1,297,591 warrants issued to former Eastmain share option and warrant holders were included in the total purchase price. The key net assets acquired included marketable securities ($1,662) and mineral property interests in Québec ($125,606), offset by accounts payable and accrued liabilities ($1,203) and a provision for site reclamation and closure ($1,849).

The Eastmain purchase price of $124,169 was calculated on the basis of the market capitalization of Auryn on October 9, 2020, adjusted for the fair value of the Peruvian assets distributed to the Spincos as of that date. The fair value of the Peruvian assets was determined through a valuation assessment undertaken by an independent specialist. Calculation of the fair value required application of significant judgment with regards to the determination of the probability of economic recoverability (see note 3i of the Company’s consolidated financial statements for the year ended December 31, 2020).

Spin off of Peruvian exploration projects

In 2020, the Company accounted for the transfer of the Peruvian exploration projects to the Spincos as a common control transaction based on the carrying value of the investments in the Peruvian subsidiaries and certain intercompany loans held by Fury Gold at the transaction date. This transfer is presented as a discontinued operation in these interim financial statements and comparative figures for the three months ended March 31, 2020 have been restated, where applicable.

The loss from the discontinued operations for the three months ended March 31, 2020 was as follows:

Three months ended March 31, 2020
Operating expenses:
Exploration and evaluation costs (note 9)	$712
Fees, salaries and other employee benefits	54
Legal and professional fees	22
Office and administration	52
840
Other expenses:
Project investigation costs	36
Foreign exchange loss	7
43
Loss from discontinued operations	$883

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 4: Marketable securities

The marketable securities held by the Company were as follows:

Total
Balance at December 31, 2019	$346
Additions (1)	1,764
Unrealized net gain (1)	565
Balance at December 31, 2020	$2,675
Unrealized net loss	(932)
Balance at March 31, 2021	$1,743

(1) As part of the acquisition of Eastmain on October 9, 2020, the Company acquired certain shares and warrants in publicly traded entities valued at $1,662 (note 3). The change in fair value for the acquired securities recognized during the year ended December 31, 2020 was calculated for the period from acquisition date of October 9, 2020 to December 31, 2020 and is included in unrealized net gain.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 5: Mineral property interests

The Company’s principal resource properties are located in Canada and prior to October 9, 2020, in Peru (note 3).

Québec

Pursuant to the acquisition of Eastmain in October 2020, the Company acquired interests in 12 properties within the James Bay region of Québec (note 3). The principal projects acquired were:

Eau Claire

The Company owns a 100% interest in the Eau Claire project located immediately north of the Eastmain reservoir, approximately 10 kilometres (“km”) northeast of Hydro Québec’s EM-1 hydroelectric power facility, 80 km north of the town of Nemaska, 320 km northeast of the town of Matagami, and 800 km north of Montreal, in the Eeyou Istchee James Bay region of Québec. The property consists of map-designated claims totaling approximately 233 square kilometres (“km2”).

Eastmain Mine

The Eastmain Mine project hosts the Eastmain Mine gold deposit. The past-producing Eastmain Mine project comprises 152 mineral claims and an industrial lease. Located on the eastern most part of the Upper Eastmain River Greenstone Belt of the James Bay region of northern Québec, the property covers approximately 80 km2 of highly prospective terrain.

In 2019, Benz Mining Corp. (“Benz Mining”) entered into an option agreement with Eastmain to allow Benz Mining the option to earn a 75% interest in the Eastmain Mine property in return for making option payments of $2,320 between October 2019 and October 2023, and incurring exploration expenditures of $3,500 on the property. The option payments may be settled in both cash and shares. Upon completion of the first option to earn 75%, Benz Mining may acquire the remaining 25% interest upon payment of $1,000. This option agreement was subsequently amended in April 2020 to grant Benz Mining the option to earn up to 75% of the Ruby Hill properties located to the west of the Eastmain Mine project. In October 2020, the Company received option payments from Benz Mining totaling $150 in cash and Benz Mining shares with a fair value upon receipt of $102. These option payments are due annually in October.

Éléonore South Joint Venture

The Éléonore South Joint Venture project consists of two separate blocks of map-designated claims, comprising a total of 282 claims covering approximately 147 km2 of the Opinaca area of James Bay, Québec. The Éléonore West block consists of 34 mineral claims covering approximately 18 km2, while the Éléonore South block contains 248 claims extending over an area of approximately 130 km2. The project is a three-way joint venture agreement between Eastmain, Azimut Exploration Inc. (“Azimut”), and Goldcorp Canada Ltd. (“Goldcorp Canada”), a wholly owned subsidiary of Newmont Corporation. Project ownership is based on participation in the funding of annual exploration programs. As such, the project is held by the joint operation partners approximately as follows: Fury Gold 36.7%, Goldcorp Canada 36.7%, and Azimut 26.6%. The Company is currently designated as operator.

Nunavut

Committee Bay

The Company, through its wholly owned subsidiary North Country, owns a 100% interest in the Committee Bay project located in Nunavut, Canada. The Committee Bay project includes approximately 280,000 hectares situated along the Committee Bay Greenstone Belt located within the Western Churchill province of Nunavut. The Committee Bay project is subject to a 1% Net Smelter Royalty (“NSR”) on gold production, with certain portions subject to an additional 1.5% NSR. The 1.5% NSR is payable on only 7,596 hectares and can be purchased by the Company within two years of commencement of commercial production for $2,000 for each one-third (0.5%) of the 1.5% NSR.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Gibson MacQuoid

In 2017, the Company acquired a number of prospecting permits and mineral claims along the Gibson MacQuoid Greenstone Belt in Nunavut, Canada. In 2019, the Company staked additional claims, which overlapped the Company’s prospecting claims that expired in February 2020, to maintain a contiguous land package over the Company’s current areas of interest. The Company’s claims, which are located between the Meliadine deposit and Meadowbank mine, cover approximately 120 km of strike length of the prospective greenstone belt and total 51,622 hectares collectively.

British Columbia

Homestake Ridge

The Company, through its wholly owned subsidiary Homestake, owns a 100% interest in the Homestake Ridge project subject to various royalty interests held by third parties not exceeding 2%. The project covers approximately 7,500 hectares and is located in the Iskut-Stewart-Kisault gold belt in northwestern British Columbia.

Costs capitalized as mineral property interests

The following is a continuity of the Company’s mineral property acquisition costs:

	Québec	Nunavut	British Columbia	Peru(1)	Total
Balance at December 31, 2019	$-	$19,085	$16,060	$4,569	$39,714
Additions	-	-	-	4,246	4,246
Eastmain acquisition, mineral property interests acquired	125,606	-	-	-	125,606
Option payment received (2)	(252)	-	-	-	(252)
Dispositions (note 3)	-	-	-	(8,949)	(8,949)
Change in estimate of provision for site reclamation and closure (note 8)	-	273	-	-	273
Currency translation adjustment	-	-	-	134	134
Balance at December 31, 2020	$125,354	$19,358	$16,060	$-	$160,772
Change in estimate of provision for site reclamation and closure (note 8)	(202)	(229)	-	-	(431)
Balance at March 31, 2021	$125,152	$19,129	$16,060	$-	$160,341

(1) Peruvian operations were spun out to the Spincos as part of the Eastmain acquisition on October 9, 2020 and are disclosed as discontinued operations in these interim financial statements (note 3).

(2) During the fourth quarter of 2020, the Company received an option payment comprising $150 cash and 124,177 shares in Benz Mining with a fair value upon date of receipt of $102 for the Ruby Hill property.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 6: Leases and right-of use assets

On October 9, 2020, as part of the Eastmain acquisition, the Company acquired a right-of-use asset (“ROU asset”) for a 5-year lease of office space that commenced on April 1, 2019. At the date of the acquisition, the ROU asset and corresponding lease liability were measured at fair value as part of the purchase price allocation (note 3).

Effective January 1, 2021, the Company amended the lease agreement, expanding the floor space and extending the term of the current lease by one year. The amendment was accounted for as a separate lease liability and additional ROU asset, with the original lease and ROU asset remaining unchanged. The new ROU asset was measured at the fair value of the lease liability at inception of the lease amendment and will be depreciated over the new lease term of 4.33 years on a straight-line basis. The new lease liability reflects the present value of the additional square footage, discounted over the new lease term at an interest rate of 10%, which approximates the Company’s incremental borrowing rate.

The Company’s ROU assets, recorded in property and equipment, and the corresponding lease liabilities were as follows:

	ROU Assets	Lease Liabilities
Balance at December 31, 2020	$219	$248
Additions	293	293
Depreciation	(33)	-
Interest expense	-	26
Lease payments	-	(44)
Balance at March 31, 2021	$479	$523

	ROU Asset	Lease Liability
Balance at December 31, 2019	$-	$-
Additions	236	259
Depreciation	(17)	-
Interest expense	-	14
Lease payments	-	(25)
Balance at December 31, 2020	$219	$248

	March 31 2021	December 31 2020
Lease liabilities classified as:
Current	$87	$55
Non-current	436	193
	$523	$248

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 7: Flow-through share premium liability

Flow-through shares are issued at a premium, calculated as the difference between the price of a flow-through share and the price of a common share at that date. Tax deductions generated by eligible expenditures are passed through to the shareholders of the flow-through shares once the eligible expenditures are incurred and renounced. In July 2020, in response to the economic impact of COVID-19, the Government of Canada extended the timelines for eligible expenditures from 24 to 36 months.

As a result of the acquisition of Eastmain in October 2020 (note 3), the Company assumed a flow-through share premium liability of $590, representing the remaining expenditures to be incurred on the Québec projects before December 31, 2022, and which was renounced to investors in December 2020. This obligation was extinguished during the three months ended March 31, 2021.

In September 2020, the Company completed an equity financing by raising $23 million through the issuance of 7,750,000 subscription receipts (the “September 2020 Offering”); gross proceeds were held in escrow until the completion of the acquisition on October 9, 2020. Out of the subscription receipts sold, 5,000,000 were flow-through receipts for gross proceeds of $17.5 million and were exchanged for Fury Gold common shares designated as flow-through shares, while 2,750,000 subscription receipts were sold as non-flow-through for gross proceeds of $5.5 million and exchanged for Fury Gold common shares. The flow-through proceeds will be used for mineral exploration in Québec. The Company is committed to incur the remaining exploration expenditures of $14,984 (December 31, 2020 – $17,500) before December 31, 2022, which was renounced to investors in December 2020.

The flow-through share funding and expenditures, along with the corresponding impact on the flow-through share premium liability, were as follows:

	Flow-through funding and expenditures				Flow-through
	Québec	Nunavut	British Columbia	Total	premium liability
Balance at December 31, 2019	$-	$24	$-	$24	$7
Flow-through liability assumed	2,391	-	-	2,391	590
Flow-through funds raised	17,500	-	-	17,500	7,500
Flow-through eligible expenditures	(1,812)	(24)	-	(1,836)	(453)
Balance at December 31, 2020	$18,079	$-	$-	$18,079	$7,644
Flow-through eligible expenditures	(3,095)	-	-	(3,095)	(1,223)
Balance at March 31, 2021	$14,984	$-	$-	$14,984	$6,421

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 8: Provision for site reclamation and closure

The Company recognizes a provision for site reclamation and closure, which reflects the present value of the estimated amount of cash flows required to satisfy the asset retirement obligation in respect of the Committee Bay project and Québec properties. The components of this obligation are the removal of equipment currently being used at the site as well as costs associated with the reclamation of the camp housing and work sites on the property. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws, management’s intentions, and mining lease renewals.

The key assumptions used to calculate the present value of the future estimated cash flows of the Company’s projects are as follows:

■
Undiscounted cash flow obligation for site reclamation of $5,060 (December 31, 2020 – $5,060);

■
Expected timing of future cash flows is based on mining leases expiration, which is between the years 2026 and 2041;

■
Annual inflation rate of 2% (December 31, 2020 – 2%); and

■
Risk-free interest rate of 1.97% (December 31, 2020 – 1.21%).

The present value of the liability for the site reclamation and closure provision for the Company’s projects was as follows:

	Québec	Nunavut	Total
Balance at December 31, 2019	$-	$2,134	$2,134
Provision, assumed on acquisition of Eastmain (note 3)	1,849	-	1,849
Accretion	5	29	34
Change in estimate	-	273	273
Balance at December 31, 2020	$1,854	$2,436	$4,290
Accretion	5	8	13
Change in estimate	(202)	(229)	(431)
Balance at March 31, 2021	$1,657	$2,215	$3,872

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 9: Exploration and evaluation costs

For the three months ended March 31, 2021 and 2020, the Company’s exploration and evaluation costs were as follows:

	Québec	Nunavut	British Columbia	Total	Peru(1)
Assaying	$378	$30	$14	$422	$-
Exploration drilling	1,272	-	-	1,272	-
Camp cost, equipment and field supplies	375	59	3	437	-
Geological consulting services	176	34	2	212	-
Geophysical analysis	149	-	-	149	-
Permitting, environmental and community costs	95	34	13	142	-
Expediting and mobilization	7	-	-	7	-
Salaries and wages	504	45	20	569	-
Fuel and consumables	174	35	-	209	-
Aircraft and travel	61	-	1	62	-
Share-based compensation	160	34	13	207	-
Three months ended March 31, 2021	$3,351	$271	$66	$3,688	$-

	Québec	Nunavut	British Columbia	Total	Peru(1)
Assaying	$-	$10	$2	$12	$4
Exploration drilling	-	12	-	12	-
Camp cost, equipment and field supplies	-	62	8	70	58
Geological consulting services	-	-	104	104	67
Permitting, environmental and community costs	-	5	7	12	250
Expediting and mobilization	-	5	-	5	5
Salaries and wages	-	89	41	130	196
Fuel and consumables	-	-	-	-	2
Aircraft and travel	-	-	2	2	35
Share-based compensation	-	21	11	32	95
Three months ended March 31, 2020	$-	$204	$175	$379	$712

(1) Peruvian operations were spun out to the Spincos as part of the Eastmain acquisition on October 9, 2020 and are disclosed as discontinued operations in these interim financial statements (note 3).

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 10: Share capital

Authorized

Unlimited common shares without par value.

Unlimited preferred shares – nil issued and outstanding.

Share issuances

Three months ended March 31, 2021:

i.
The Company did not have any new share issuances during the three months ended March 31, 2021.

ii.
During the three months ended March 31, 2021, 10,793 shares were issued as a result of share warrants being exercised with a weighted average exercise price of $1.46 for gross proceeds of $16. An amount of $1 attributed to the fair value of these share warrants was transferred from the equity reserves and recorded against share capital.

Three months ended March 31, 2020:

i.
On February 6, 2020, the Company closed the “February 2020 Offering”, a non-brokered private equity placement, for gross proceeds of $15 million which was closed in two tranches and consisted of 6,333,984 (9,375,000 pre-consolidation) common shares priced at $2.37 ($1.60 pre-consolidation) per share.

Share issue costs related to the February 2020 Offering totaled $229 as at March 31, 2020 and included $59 in commissions and $170 in other issuance costs. A reconciliation of the impact of the February 2020 Offering on share capital was as follows:

	Number of common shares	Impact on share capital
Common shares issued at $2.37 per share	6,333,984	$15,000
Cash share issue costs	-	(229)
Proceeds, net of share issue costs	6,333,984	$14,771

ii.
During the three months ended March 31, 2020, 50,672 shares (75,000 pre-consolidation) were issued as a result of share options being exercised with a weighted average exercise price of $2.11 ($1.42 pre-consolidation) for gross proceeds of $107. An amount of $49 attributed to these share options was transferred from the equity reserves and recorded against share capital.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 11: Share option and warrant reserves

Share-based compensation expense

The Company uses the fair value method of accounting for all share-based payments to directors, officers, employees, and other service providers. During the three months ended March 31, 2021 and 2020, no share options or warrants were granted to directors, officers, employees, and other service providers, and the share-based compensation expense was as follows:

	Three months ended March 31
	2021	2020
Recognized in net loss from continuing operations and included in:
Exploration and evaluation costs	$207	$32
Fees, salaries and other employee benefits	706	187
	913	219
Recognized in net loss from discontinued operations	-	101
Total share-based compensation expense	$913	$320

Share option plan

The Company maintains a rolling share option plan providing for the issuance of share options up to 10% of the Company’s issued and outstanding common shares at the time of the grant. The Company may grant share options from time to time to its directors, officers, employees, and other service providers. The share options vest as to 25% on the date of the grant and 12.5% every three months thereafter for a total vesting period of 18 months.

The number of share options issued and outstanding and the weighted average exercise price were as follows:

	Number of share options	Weighted average exercise price ($/option)(1)
Outstanding, December 31, 2019	5,602,619	$2.96
Granted (2)	5,857,459	2.42
Exercised	(3,228,182)	2.42
Expired	(20,272)	2.90
Forfeited	(70,620)	2.61
Outstanding, December 31, 2020	8,141,004	$2.67
Expired	(45,151)	2.64
Outstanding, March 31, 2021	8,095,853	$2.50

(1) The exercise price of issued share options prior to October 9, 2020 were adjusted downwards by $0.95, pursuant to the acquisition of Eastmain, reflecting the fair value of the Peruvian projects allocated to the Spincos (note 3). The above weighted average exercise prices were retrospectively adjusted to reflect this change.

(2) As part of the acquisition, Eastmain’s 14.3 million share options outstanding at October 9, 2020 were converted to approximately 1.6 million of Fury Gold share options for a value of $1,890 (note 3).

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

As at March 31, 2021, the number of share options outstanding was as follows:

	Options outstanding			Options exercisable
Exercise price ($/option)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)	Number of shares	Weighted average exercise price ($/option)	Weighted average remaining life (years)
$0.56 – $1.95	1,585,239	1.53	3.35	1,448,755	1.50	3.24
$2.05 – $5.31	6,274,331	2.50	3.17	3,808,706	2.79	2.27
$7.54 – $9.86	207,113	8.60	0.81	207,113	8.60	0.81
$12.94	29,170	12.94	0.07	29,170	12.94	0.07
	8,095,853	2.50	3.13	5,493,744	2.72	2.46

Share purchase warrants

The number of share purchase warrants outstanding at March 31, 2021 was as follows:

	Warrants outstanding	Exercise price ($/share)
Outstanding at December 31, 2019	337,813	$2.96
Issued (1)	1,297,591	1.33
Exercised	(8,664)	1.46
Outstanding at December 31, 2020	1,626,740	$1.66
Exercised	(10,793)	1.46
Outstanding at March 31, 2021	1,615,947	$1.67

(1) As part of the acquisition of Eastmain in October 2020, 11.1 million warrants were converted to approximately 1.3 million of Fury Gold warrants for a value of $1,560 (note 3).

The following table reflects the warrants issued and outstanding as of March 31, 2021:

Expiry date	Warrants outstanding	Exercise price ($/share)
May 8, 2021	530,951	1.46
October 24, 2021	334,993	1.37
March 6, 2022	189,613	1.11
March 9, 2022	222,577	1.11
September 12, 2022	337,813	2.96
Total	1,615,947	1.67

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 12: Related party balances and transactions

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing, and have no specific terms of settlement, unless otherwise noted.

Related parties

	Three months ended March 31
	2021	2020
Universal Mineral Services Ltd.(1)
Exploration and evaluation costs:
Québec	$38	$-
Nunavut	5	60
British Columbia	7	37
Peru	-	51
Fees, salaries and other employee benefits	10	55
Legal and professional fees	2	7
Marketing and investor relations	23	37
Office and administration	46	87
Project investigation costs	-	4
Total transactions for the period	$131	$338

(1) Universal Mineral Services Ltd. (“UMS”) is a private company with one director in common, Mr. Ivan Bebek. UMS provides geological, financial, and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS, on an as needed basis, allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full-time employees and engaging outside professional advisory firms less frequently. The agreement has an indefinite term and can be terminated by either party upon providing due notice.

The outstanding balance owing at March 31, 2021, was $24 (December 31, 2020 – $109) which is included in accounts payable. In addition, the Company had $150 on deposit with UMS as at March 31, 2021 (December 31, 2020 – $150) which is included in prepaid expenses and deposits.

Key management personnel

Pursuant to the acquisition of Eastmain and the creation of the Fury Gold in October 2020, key management personnel was redefined by the Company to include Fury Gold’s board of directors and certain executive officers of the Company, including the Chief Executive Officer and Chief Financial Officer.

The remuneration of the Company’s directors and other key management personnel was as follows:

	Three months ended March 31
	2021	2020
Short-term benefits provided to executives (1)(2)	$317	$366
Directors’ fees paid to non-executive directors	52	36
Share-based payments (2)	663	219
Total (3)	$1,032	$621

(1) Short-term employee benefits include salaries, bonuses payable within twelve months of the date of the condensed interim consolidated statement of financial position, and other annual employee benefits.

(2) As a result of the acquisition of Eastmain and the formation of a new board of directors and management team, certain former key management personnel of the Company were provided with transition contracts to support the formation of Fury Gold. For the three months ended March 31, 2021, $87 of short-term benefits (October 9 to December 31, 2020 – $79) and $54 of share-based payment expense (October 9 to December 31, 2020 – $283) were recognized in the condensed interim consolidated statement of loss and comprehensive loss in respect of these transition arrangements.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

(3) The renumeration for key management personnel for the three months ended March 31, 2020 is comprised of those individuals who were key management personnel as at March 31, 2020 and is the combined total for both continuing operations and the discontinued operation of the Peru properties transferred to the Spincos (note 3).

Note 13: Supplemental cash flow information

The impact of changes in non-cash working capital was as follows:

	Three months ended March 31
	2021	2020
Amounts receivable	$255	$(16)
Prepaid expenses and deposits	(204)	(158)
Accounts payable and accrued liabilities	283	(355)
Change in non-cash working capital	$334	$(529)

Operating activities include the following cash received:

	Three months ended March 31
	2021	2020
Income taxes refunded (note 2)	$1,717	$-

Note 14: Loss per share

For the three months ended March 31, 2021 and 2020, the weighted average number of shares outstanding and loss per share from continuing operations were as follows:

	Three months ended March 31
	2021	2020
Loss for the period from continuing operations	$4,925	$1,832
Loss for the period	4,925	2,715
Weighted average number of shares outstanding	117,829,973	67,663,312
Basic and diluted loss per share from continuing operations	$0.04	$0.03
Basic and diluted loss per share	$0.04	$0.04

All of the outstanding share options and share purchase warrants at March 31, 2021 and 2020 were anti-dilutive for the periods then ended as the Company was in a loss position.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Note 15: Financial instruments

The Company’s financial instruments as at March 31, 2021 consisted of cash, marketable securities, amounts receivable, deposits, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

Financial assets and liabilities by categories

	At March 31, 2021			At December 31, 2020
	Amortized Cost	FVTPL	Total	Amortized Cost	FVTPL	Total
Cash	$10,215	$-	$10,215	$15,361	$-	$15,361
Marketable securities	-	1,743	1,743	-	2,675	2,675
Deposits	493	-	493	243	-	243
Total financial assets	10,708	1,743	12,451	15,604	2,675	18,279
Accounts payable and accrued liabilities	2,354	-	2,354	3,280	-	3,280
Total financial liabilities	$2,354	$-	$2,354	$3,280	$-	$3,280

Bridge Loan

In February 2020, the Company amended the original Bridge Loan (“Amended Bridge Loan”) to provide mutual conversion rights to the lender and the Company, and also reduce the annual interest rate from 10% to 5% from the date of amendment. The Amended Bridge Loan was identified as a compound instrument and the Company used the residual method to determine the allocation of the Amended Bridge Loan between the liability and equity component, by first determining the fair value of the debt ($2,912), discounted at an effective interest rate of 18%, and allocating the residual value, net of deferred taxes, to the equity component ($154). The loss on derecognition of the original Bridge Loan was $159.

In July 2020, the Amended Bridge Loan was converted to 1,318,877 (1,952,084 pre-consolidation) common shares at a price of $2.37 ($1.60 pre-consolidation) per share for the $3 million principal loan and the $123 of interest that accrued at a rate of 10% per annum up to the date of the loan amendment. The balance of the interest on the loan, that accrued at a rate of 5% per annum, was then settled in cash to the lender. The loss on derecognition of the Amended Bridge Loan was $65.

Financial assets and liabilities measured at fair value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The Company’s policy to determine when a transfer occurs between levels is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. No transfers occurred between the levels during the period.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

The Company’s financial instruments measured at fair value on a recurring basis were as follows:

	At March 31, 2021		At December 31, 2020
	Level 1	Level 2(1)	Level 1	Level 2(1)
Cash	$10,215	$-	$15,361	$-
Marketable securities	1,422	321	2,165	510

(1) Marketable securities included in level 2 include warrants that are valued using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates.

As at March 31, 2021, there were no financial assets or financial liabilities measured and recognized in the condensed interim consolidated statement of financial position at fair value that would be categorized as level 3 in the fair value hierarchy.

Financial instruments and related risks

The Company’s financial instruments are exposed to credit risk, liquidity risk, and market risks, which include currency risk and interest rate risk. As at March 31, 2021, the primary risks were as follows:

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company proactively manages its capital resources and has in place a budgeting and cash management process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its current project development plans and achieve its growth objectives. The Company ensures that there is sufficient liquidity available to meet its short-term business requirements, taking into account its anticipated cash outflows from exploration and development activities, and its holdings of cash and marketable securities. The Company monitors and adjusts, when required, these exploration and development programs as well as corporate administrative costs to ensure that adequate levels of working capital are maintained.

As at March 31, 2021, the Company had unrestricted cash of $10,215 (December 31, 2020 – $15,361), working capital of $4,341 (December 31, 2020 – working capital of $8,353), which the Company defines as current assets less current liabilities, and an accumulated deficit of $144,884 (December 31, 2020 – $139,959). The Company notes that the flow-through share premium liability, which reduced the Company’s working capital by $6,421 (December 31, 2020 – $7,644), is not settled through cash payment. Instead, the flow-through share premium liability will be drawn down as the Company incurs exploration expenditures for the Eau Claire project. During the three months ended March 31, 2021, Fury Gold incurred a loss of $4,925 (three months ended March 31, 2020 – $2,715) and expects to continue to incur operating losses in relation to exploration activities. With no source of operating cash flow, there is no assurance that sufficient funding will be available to conduct further exploration and development of its mineral properties.

The Company’s contractual obligations are as follows:

	Within 1 year	2 to 3 years	Over 3 years	At March 31 2021	At December 31 2020
Accounts payable and accrued liabilities	$2,354	$-	$-	$2,354	$3,280
Québec flow-through expenditure requirements	-	14,984	-	14,984	18,079
Undiscounted lease payments	180	371	206	757	762
Total	$2,534	$15,355	$206	$18,095	$22,121

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)

Additionally, the Company is obligated to pay in perpetuity an annual payment of $50 pursuant to certain royalty arrangements on the Homestake Ridge project. The Company also makes certain payments arising on mineral claims and leases on an annual or bi-annual basis to ensure the properties remain in good standing. In 2021, the Company estimates expenditures of $470 in respect of these claims and leases at the Company’s projects. Cash payments of $266 were made during the first quarter of 2021 in respect of these mineral claims, with $242 recognized in prepaid expenses as at March 31, 2021 (December 31, 2020 – $65).

Market risk

This is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Significant market risks to which the Company is exposed are as follows:

i.
Currency risk

The Company is exposed to currency risk by having balances and transactions in currencies that are different from its functional currency (the Canadian dollar). The Company’s foreign currency exposure related to its financial assets and liabilities held in US dollars was as follows:

	At March 31 2021	At December 31 2020
Financial assets
US$ bank accounts	$205	$70
Financial liabilities
Accounts payable	(41)	(42)
	$164	$(28)

A 10% increase or decrease in the US dollar to Canadian dollar exchange rate would not have a material impact on the Company’s net loss.

ii.
Price risk

The Company holds certain investments in marketable securities (note 4) which are measured at fair value, being the closing share price of each equity security at the date of the condensed interim consolidated statement of financial position. The Company is exposed to changes in share prices which would result in gains and losses being recognized in the loss for the period. A 10% increase or decrease in the Company’s marketable securities’ share prices would not have a material impact on the Company’s net loss.

Note 16: Subsequent events

Prospectus

On April 30, 2021, the Company filed a preliminary short form base shelf prospectus (the “Prospectus”) with the securities commissions in all provinces in Canada and the Securities and Exchange Commission in the United States to maintain financial flexibility as it advances its flagship projects in Canada. The final Prospectus was filed on May 10, 2021. The Prospectus will allow the Company to offer and issue up to $200 million of common shares, subscription receipts, warrants, units, or any combination of such securities during the 25-month period that the Prospectus is effective.

Fury Gold Mines Limited Notes to Q1 2021 Condensed Interim Consolidated Financial Statements (Expressed in thousands of Canadian dollars, except where noted – Unaudited)